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January 2014

What's New - Charles Royce makes $5,000.00 challenge to 10 charities

One of the exciting things about creating a new financial product like our Fund is that it takes years to understand all the different ways in which the public and charities will use it, and during 2013 we learned of a new use. It all started during a meeting with one of our early investors (and my previous boss), Charles Royce. As a philanthropist, Chuck is notorious for looking for new ways to incentivize charities to be more creative and the public to be more generous. What we have realized over the past five plus years of running the Fund is that our investors are our biggest advocates. When these investors are also in the leadership of a charity, that charity tends to adopt our Fund as part of its fundraising efforts. Upon learning of these trends, Chuck offered to make $5,000 donation to any charity if at least three of its executives or Trustees would try our Fund by investing, and consider adding our Fund to its retirement plan. We decided to start with 10 charities as a test to see how this "Challenge" incentives a positive response. Read More
(http://cts.vresp.com/c/?DavlinPhilanthropicF/fc144fc115/TEST/59e2b3b66e

As our November press release stated, we had an amazing group of charities that offered to be part of the Chuck Royce Challenge. They included Bay Cove Human Services, Boston Harbor Island Alliance, Catalogue for Philanthropy, The Declaration Initiative, Earthwatch Institute, Hands Together for Haiti, National Marine Life Center, Parmenter Community Health, Tanzanian Children's Fund and WNRN. Needless to say that we will keep you posted on the progress of this unique challenge. We would also like to thank Chuck for his endless ingenuity, kindness and support.

**Average Donation Matching Accrued**
**April 1, 2013 through September 30, 2013**

|  | Davlin Philanthropic Fund | Russell 2000 | S&P 500 |
|---|---|---|---|
| Donation Rate | 0.50% | 0.00% | 0.00% |
| Matching Premium | $7.24 | 0.00% | 0.00% |
| Donation Yield after Match | 4.12% | 0.00% | 0.00% |

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*Performance data represents past performance, which is not indicative of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost; and that current performance may be lower or higher than the performance data quoted. As always, investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains these as well as other information about the Fund. A prospectus and current performance data may be obtained from www.DavlinFunds.org or by calling 1-877-Davlin-8. Read the prospectus carefully before investing. The Fund's total expense ratio, as provided in the Fund prospectus dated July 18, 2013, was 1.54%.*

*Investors should be aware that the Donation Matching Premium will change both up and down over time as the ratio between Donation Matching Investors and Designated Charity Investors changes with contributions and redemptions. In addition, the Davlin Foundation directors will decide which charities receive the matching funds, although those decisions are guided by the recommendations of investors who have chosen* *charities from the Foundation's approved list. Investors can check the current Donation Matching Premium by visiting the fund's web site at www.DavlinFunds.org.*

Stock Market Update -

One of the reasons that the Federal Reserve's Quantitative Easy (QE) Policy is so controversial is because the resulting effects are unknown. While the Fed has always controlled short-term interest rates through its control of the Fed Funds Rate, Discount Rate and Bank Reserves Ratios, it has never tried to control long-term rates to the degree that it is today. The Federal Reserve is buying $85 billion dollars a month in long-term Treasury bonds and mortgage backed securities in order to lower long-term rates and create liquidity. We know that these purchases will "crowd-out" those markets and force investors into other investments, but we don't understand all the tangential effects that "crowded-out" money will have on our economy. As it turns out, we are learning that our Fund's performance relative to the index is one of those "tangential effects". Read More

http://www.davlinfunds.org/January2014/MarketUpdateJanuary2014.html

Furey Research Partners reports that over a 10-year period ended March 31, 2013, the least-leveraged firms in the Russell 2000 gained 48%, while the most highly levered firms gained only 1.9%. However, over the year ending March 31, 2013, that pattern switched with the least-leveraged companies gaining 5.4%, while the most leveraged firms gained 15.8%. Explaining this strange occurrence is the fact that the Fed's QE program has been very successful at lowering interest rates to 60 year lows and driving investment money into the corporate lending markets. The result has been that highly leveraged firms have driven significant earnings growth just by refinancing debt at lower rates, even while extending maturity dates. Equally as important is that we have been in a very slow sales growth environment. With GDP growth around 1.62% for the same period, most companies have had a very hard time growing sales, so debt refinancing has been one of the largest drivers of earnings growth.

We have dedicated a lot of words in this letter over the last five plus years to our focus on Quality Value Investing, and one of our descriptions of a Quality stock includes a great balance sheet. As a result, this "tangential" result of the QE program has negatively affected our performance with respect to the index. The good news is that we feel that most of the companies that can refinance debt have done so by now. We have also seen interest rates put in an incredibly low bottom in May and turn-up, which will make refinancing less accretive to the bottom line. The bad news is that economy appears to be slowing currently, so that sales growth will remain under severe pressure. We were also sad to hear that the Fed had postponed the tapering of the QE program, because QE continues to support lower quality companies. Only when rates start to rise and these more leveraged companies have to refinance at HIGHER rates will we see our Quality Value style truly show its superior long-term ability. We expect to look back years from now and say it all started to change at the end 2013 or early 2014.

*Investors should be aware that the Donation Matching Premium will change both up and down over time as the ratio between Donation Matching Investors and Designated Charity Investors changes with contributions and redemptions. In addition, the Davlin Foundation directors will decide which charities receive the matching funds, although those decisions are guided by the recommendations of investors who have chosen charities from the Foundation's approved list. Investors can check the current Donation Matching Premium by visiting the fund's web site at www.DavlinFunds.org.*

Charity Update -

April 2013 marked another year of sending out our investor's annual donation checks. This year twenty–three amazing charities will receive checks, including: Actor's Fund of America, Alzheimer's Association, ASPCA, Bay Cove Human Service, Belmont Hill School, Big Brothers Big Sisters of Massachusetts Bay, the Boston Harbor Island Alliance, Boston University, Earthwatch Institute, Feeding America, Hands Together for Haiti, Hatun Runa, Heifer Project International, Massachusetts Audubon Society, National Marine Life Center, Nature Conservancy, North Bennett Street School, Parmenter Community Health, Phillips Academy Andover, Public Theater of NY, St. George's School, Trinity College, and University of Pittsburgh. The donations ranged from $100.00 to $5,800.00 in size, with an average donation of $1,386.96 up 38.7% from the previous year.  Read More

http://davlinfunds.org/January2014/CharityUpdateJanuary2014.html

The exciting part for us is that delivering the checks allows us the opportunity to visit/revisit many of these great charities. We get to see firsthand the incredible work that these charities do to improve our world.

As you all know, we created the Donation Matching Program at the end of 2010. In 2011, we were successful in significantly increasing the amount of investments designated for donation matching. As a result, for the fiscal year ending March of 2012, we delivered an amazing average $11.60 of matching funds for every $1.00 of charity designated donation. We were also successful during the last year in raising additional matching investments, but between new charity designated investments and some changes to previous matching funds, the fiscal year ending March 2013 averaged a donation matching rate of $9.10. While it is below the previous year, it is still an inspiring Matching Premium and we can only hope to keep it this high for the up-coming year.

Please keep in mind that this Matching Premium will change both up and down over time, as the ratio between Donation Matching Investors and normal investors change with contributions and redemptions. We don't expect the Premium to stay at the current elevated levels forever, but we continue to work hard to attract more Donation Matching Investors. So if you are the type of person that wants to incentivize other people to do the right thing, we urge you to become one of our Donation Matching Investors and help us promote philanthropy.

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*Investors should be aware that the Donation Matching Premium will change both up and down over time as the ratio between Donation Matching Investors and Designated Charity Investors changes with contributions and redemptions. In addition, the Davlin Foundation directors will decide which charities receive the matching funds, although those decisions are guided by the recommendations of investors who have chosen charities from the Foundation's approved list. Investors can check the current Donation Matching Premium by visiting the fund's web site at www.DavlinFunds.org.*

Performance data represents past performance, which is not indicative of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost; and that current performance may be lower or higher than the performance data quoted. As always, investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains these as well as other information about the Fund. A prospectus and current performance data may be obtained from www.DavlinFunds.org or by calling 1-877-Davlin-8. Read the prospectus carefully before investing. The Fund's total expense ratio, as provided in the Fund prospectus dated July 18, 2013, was 1.54%.

Investors should be aware that the Donation Matching Premium will change both up and down over time as the ratio between Donation Matching Investors and Designated Charity Investors changes with contributions and redemptions. In addition, the Davlin Foundation directors will decide which charities receive the matching funds, although those decisions are guided by the recommendations of investors who have chosen charities from the Foundation's approved list. Investors can check the current Donation Matching Premium by visiting the fund's web site at www.DavlinFunds.org.

Interesting Perspectives
Plan to Finance Philanthropy Shows the Power of a Simple Question
(http://cts.vresp.com/c/?DavlinPhilanthropicF/fc144fc115/TEST/671cd5cf37/_r=1)

Charitable giving tied to state tax write-offs
(http://cts.vresp.com/c/?DavlinPhilanthropicF/fc144fc115/TEST/8ab320e597

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Davlin Philanthropic Fund
44 River Road, Suite A
Wayland, Massachusetts 01778
US